Exhibit 17.1

Norman Swanton

Warren Resources, Inc.

489 Fifth Ave, 32nd Floor

New York, NY 10017

December 22, 2006

Dear Norman,

I want to thank you for the opportunity to serve on the Board for Warren Resources for the past nine years.  My focus and priorities for 2007 have changed, and I therefore have decided to resign my post on the Board.

I sincerely wish you and the company the best of success in your continued efforts toward realizing your goals.

Sincerely,

/s/ Marshall Miller

Marshall Miller